FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For May 30, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                    Form 20-F [ X ]     Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes [  ]                No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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                                  EXHIBIT INDEX

   Exhibit    Date                  Description of Exhibit

      1      05/30/2003      Crosswave to be financed with JPY 4.3 billion

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Crosswave Communications Inc.


Date: May 30, 2003               By: /s/__Yasuharu Fushimi_____
                                          Yasuharu Fushimi
                                          Chief Financial Officer and
                                          Representative Director

                                                                EXHIBIT 1

                  Crosswave to be financed with JPY 4.3 billion

TOKYO, May 30, 2003 -- Crosswave Communications, Inc. (Crosswave, headquarters:
Chiyoda-ku, Tokyo, president: Koichi Suzuki, NASDAQ: CWCI), entered into a loan agreement with three of its shareholders, Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation, for up to an aggregate amount of JPY
4.3 billion.

For inquiries, contact:
Hiroaki Tsuno
Crosswave Communications Inc.
Media/Investor Relations Office
Tel: +81-3-5205-4580  Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp  URL: http://www.cwc.co.jp/